Exhibit 99.1

Sierra Metals Reports Second Quarter 2022 Production Results

(All metal prices reported in USD)

TORONTO--(BUSINESS WIRE)--July 27, 2022--Sierra Metals Inc. (TSX: SMT) (BVL:SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) announces second quarter 2022 production results.

Results are from Sierra Metals’ three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver mines in Mexico.

Second Quarter 2022 Consolidated Production Highlights

  Consolidated production guidance met with ongoing operational turnaround program at Bolivar
  Consolidated copper equivalent production of 17.8 million pounds; a 12% increase from Q1 2022
  Average daily throughput at Bolivar of 2,930 tonnes per day; a 37% increase from Q1 2022

Consolidated Q2 2022 results will be released on Thursday August 11th with a Shareholder Conference Call and Webcast to be held on Friday August 12th at 11:00 AM EDT

Luis Marchese, CEO of Sierra Metals, commented, “We continue to focus on the goals set forth when we announced our operational turnaround program, maintaining our strong commitment to health, safety, environment and the well-being of our stakeholders. In the current reduced commodities price and high inflation environment, we continue to monitor operations and production to determine any necessary modifications to our plans”

“Earlier this year, we provided a timeline for delivering initial improvements at our operations, which included a plan to ramp up production starting in Q2 of this year. Our turnaround program is starting to take effect with quarter-over-quarter improvements. At Yauricocha, we report quarter-over-quarter improvements to average daily tonnage and slightly higher grades for all metals except lead, with a 12% increase in copper equivalent production over Q1 2022. At Bolivar, when compared to Q1 2022, we report a 37% quarter-over-quarter improvement in average daily throughput during this quarter, along with slight increases to grades which resulted in a 62% increase in copper equivalent production over Q1 2022. At Cusi, an unexpected underground flooding event during the quarter resulted in a 38% decrease in quarter-over-quarter silver equivalent production.”

He concluded, “We are trending in the right direction with consolidated production improvements from our mines, having achieved production within our guidance for H1. Our disciplined approach to achieve stabilized mining operations continues, with our primary goal in mind – to achieve a full recovery at Bolivar. Infill drilling and exploration programs continue, in order to better define current resources and aim for new high grade ore bodies such as the Fortuna discovery at Yauricocha.”

Consolidated Production Results

						Six months ended June 30,
Consolidated Production	Q2 2022	Q1 2022	% Var.	Q2 2021	% Var.	2022	2021

Tonnes processed	640,181	590,730	8%	787,534	-19%	1,230,911	1,561,955
Daily throughput	7,316	6,751	8%	9,000	-19%	7,034	8,925

Silver production (000 oz)	608	734	-17%	954	-36%	1,342	1,915
Copper production (000 lb)	8,334	6,324	32%	9,535	-13%	14,658	17,430
Lead production (000 lb)	3,333	4,216	-21%	7,960	-58%	7,549	16,964
Zinc production (000 lb)	10,426	10,492	-1%	21,133	-51%	20,918	45,256
Gold Production (oz)	2,622	1,923	36%	2,812	-7%	4,545	5,448

Copper equivalent pounds (000's)(1)	17,794	15,896	12%	24,786	-28%	33,670	50,157

(1) Copper equivalent pounds for Q2 2022 were calculated using the following realized prices: $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au. Copper equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Copper equivalent pounds for 6M 2022 were calculated using the following realized prices: $23.30/oz Ag, $4.42/lb Cu, $1.74/lb Zn, $1.03/lb Pb, $1,873/oz Au. Copper equivalent pounds for 6M 2021 were calculated using the following realized prices: $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au.

Q2 2022 throughput from the Yauricocha Mine was 317,087 tonnes which is in line with throughput during Q1 2022. Higher grades in all metals with the exception of lead, resulted in an 11% increase to copper equivalent pounds produced. When compared to Q2 2021, throughput from the Yauricocha Mine was 4% lower when combined with lower grades, except for copper and gold, which resulted in a 21% decrease in copper equivalent pounds produced.

At the Bolivar Mine, throughput was 256,372 tonnes during Q2 2022 or 37% higher as compared to Q1 2022. Higher copper, silver and gold grades resulted in a 62% increase to copper equivalent pound production when compared to the previous quarter. When compared to Q2 2021, throughput at Bolivar was 33% lower and grades were lower for all metals except for gold, resulting in a 46% decrease in copper equivalent pounds produced.

At Cusi, throughput was 66,722 tonnes during Q2 2022 or 21% lower as compared to Q1 2022. Lower throughput and lower grades resulted in a 38% decrease in silver equivalent production. When comparing Q2 2022 to Q2 2021, silver equivalent production remained flat due to higher head grades for all metals, despite a 9% decrease in throughput.

Yauricocha Mine, Peru

The Yauricocha Mine processed 317,087 tonnes during Q2 2022, which was in line with throughput in Q1 2022. However, we note an improvement when compared to Q1 2022 copper equivalent pound production, with an 11% increase to 12.1 million pounds due to improved grades in all metals with the exception of lead.

When compared to Q2 2021, there was a 4% decrease from the 328,909 tonnes processed in the same quarter of 2021. Negative variances in the lead and zinc grades and positive variance in the copper grade resulted from mining in the Esperanza ore body. Despite a 39% increase in copper production, copper equivalent production was 21% lower than the Q2 2021 production, due to lower quantities of silver, zinc and lead produced.

A summary of production from the Yauricocha Mine for Q2 2022 is provided below:

						Six months ended June 30,
Yauricocha Production	Q2 2022	Q1 2022	% Var.	Q2 2021	% Var.	2022	2021

Tonnes processed	317,087	315,250	1%	328,909	-4%	632,337	655,120
Daily throughput	3,624	3,603	1%	3,759	-4%	3,613	3,744

Silver grade (g/t)	44.65	39.40	13%	56.94	-22%	42.03	55.65
Copper grade	0.93%	0.79%	18%	0.70%	33%	0.86%	0.63%
Lead grade	0.58%	0.66%	-12%	1.20%	-52%	0.62%	1.27%
Zinc grade	1.88%	1.83%	3%	3.27%	-43%	1.86%	3.49%
Gold Grade (g/t)	0.54	0.52	4%	0.45	20%	0.53	0.44

Silver recovery	58.64%	63.99%	-8%	80.14%	-27%	61.30%	79.70%
Copper recovery	78.66%	77.22%	2%	72.67%	8%	77.90%	69.84%
Lead recovery	75.81%	82.50%	-8%	90.14%	-16%	78.28%	90.15%
Zinc recovery	79.21%	82.09%	-4%	89.23%	-11%	80.12%	89.82%
Gold Recovery	21.62%	20.06%	8%	21.99%	-2%	20.84%	20.91%

Silver production (000 oz)	267	256	4%	483	-45%	523	934
Copper production (000 lb)	5,127	4,279	20%	3,697	39%	9,406	6,379
Lead production (000 lb)	3,060	3,828	-20%	7,831	-61%	6,888	16,537
Zinc production (000 lb)	10,426	10,492	-1%	21,133	-51%	20,918	45,256
Gold Production (oz)	1,179	1,057	12%	1,043	13%	2,236	1,933

Copper equivalent pounds (000's)(1)	12,105	10,876	11%	15,308	-21%	22,969	31,142

(1) Copper equivalent pounds for Q2 2022 were calculated using the following realized prices: $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au. Copper equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Copper equivalent pounds for 6M 2022 were calculated using the following realized prices: $23.30/oz Ag, $4.42/lb Cu, $1.74/lb Zn, $1.03/lb Pb, $1,873/oz Au. Copper equivalent pounds for 6M 2021 were calculated using the following realized prices: $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au.

Bolivar Mine, Mexico

The Bolivar mine processed 256,372 tonnes in Q2 2022, compared to 187,556 tonnes in Q1 2022, which was a 37% increase. Higher production as well as higher grades in all metals resulted in a 62% increase in copper equivalent pound production.

When comparing Q2 2022 to Q2 2021, tonnes were 33% lower and grades for copper and silver were 27% and 35% lower respectively, while gold was 14% higher. The change in grade profile is due to the depletion of Bolivar West and the new contribution of the Bolivar NorthWest orebody. When compared to Q2 2021, the decrease in throughput and grades resulted in a 46% decrease in copper equivalent pounds produced during Q2 2022.

While the operational turnaround effort continues at Bolivar, we expect higher plant throughput for the balance of the year, due to improved access to mineralized areas including higher contribution from the Bolivar Northwest zone.

A summary of production for the Bolivar Mine for Q2 2022 is provided below:

						Six months ended June 30,
Bolivar Production	Q2 2022	Q1 2022	% Var.	Q2 2021	% Var.	Q2 2022	Q2 2021

Tonnes processed (t)	256,372	187,556	37%	385,331	-33%	443,928	756,939
Daily throughput	2,930	2,144	37%	4,404	-33%	2,537	4,325

Copper grade	0.63%	0.58%	9%	0.86%	-27%	0.61%	0.82%
Silver grade (g/t)	12.36	10.97	13%	19.06	-35%	11.77	19.31
Gold grade (g/t)	0.24	0.16	50%	0.21	14%	0.20	0.20

Copper recovery	90.61%	85.22%	6%	79.89%	13%	88.35%	82.25%
Silver recovery	80.99%	88.44%	-8%	85.74%	-6%	84.11%	85.13%
Gold recovery	65.93%	63.53%	4%	63.19%	4%	65.11%	66.95%

Copper production (000 lb)	3,207	2,045	57%	5,838	-45%	5,252	11,051
Silver production (000 oz)	83	58	43%	202	-59%	141	399
Gold production (oz)	1,283	592	117%	1,627	-21%	1,875	3,218

Copper equivalent pounds (000's)(1)	4,199	2,597	62%	7,754	-46%	6,788	15,024

(1) Copper equivalent pounds for Q2 2022 were calculated using the following realized prices: $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au. Copper equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Copper equivalent pounds for 6M 2022 were calculated using the following realized prices: $23.30/oz Ag, $4.42/lb Cu, $1.74/lb Zn, $1.03/lb Pb, $1,873/oz Au. Copper equivalent pounds for 6M 2021 were calculated using the following realized prices: $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au.

Cusi Mine, Mexico

Operating at an average throughput of 763 tpd, Cusi processed 21% fewer tonnes of ore in Q2 2022 as compared to Q1 2022, mainly due to the unexpected underground flooding issues in the quarter. The decrease in grades and throughput at the Cusi Mine resulted in a 38% decrease in silver equivalent ounces.

When comparing Q2 2022 to Q2 2021, the mine processed 9% fewer tonnes of ore. Silver production decreased 4% to 0.3 million ounces, gold production increased 13% to 160 ounces and lead production increased 112% to 0.3 million pounds. Silver equivalent production of 283,000 ounces for the quarter was in line with Q2 2021.

A summary of production for the Cusi Mine for Q2 2022 is provided below:

						Six months ended June 30,
Cusi Production	Q2 2022	Q1 2022	% Var.	Q2 2021	% Var.	Q2 2022	Q2 2021	% Var.

Tonnes processed (t)	66,722	87,924	-24%	73,294	-9%	154,646	149,896
Daily throughput(2)	763	964	-21%	838	-9%	884	857

Silver grade (g/t)	146.34	173.96	-16%	138.94	5%	162.04	148.28
Gold grade (g/t)	0.17	0.19	-11%	0.16	6%	0.18	0.16
Lead grade	0.23%	0.26%	-12%	0.10%	130%	0.24%	0.16%

Silver recovery (flotation)	82.07%	85.37%	-4%	81.96%	0%	83.93%	81.39%
Gold recovery (lixiviation)	43.64%	49.94%	-13%	37.41%	17%	47.17%	38.51%
Lead recovery	80.78%	76.96%	5%	82.95%	-3%	77.86%	81.90%

Silver production (000 oz)	258	420	-39%	269	-4%	678	582
Gold production (oz)	160	274	-42%	142	13%	434	297
Lead production (000 lb)	273	388	-30%	129	112%	661	427

Silver equivalent ounces (000's)(1)	283	458	-38%	283	0%	742	617

(1) Silver equivalent ounces for Q2 2022 were calculated using the following realized prices: $22.65/oz Ag, $4.30/lb Cu, $1.79/lb Zn, $1.00/lb Pb, $1,872/oz Au. Silver equivalent ounces for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Silver equivalent ounces for 6M 2022 were calculated using the following realized prices: $23.30/oz Ag, $4.42/lb Cu, $1.74/lb Zn, $1.03/lb Pb, $1,873/oz Au. Silver equivalent ounces for 6M 2021 were calculated using the following realized prices: $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au.

Quality Control
Américo Zuzunaga, FAusIMM (Mining Engineer) and Vice President, Technical, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals
Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian and United States securities legislation. Forward-looking information relates to future events or the anticipated performance of Sierra and reflect management's expectations or beliefs regarding such future events and anticipated performance based on an assumed set of economic conditions and courses of action. In certain cases, statements that contain forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved" or the negative of these words or comparable terminology. By its very nature forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual performance of Sierra to be materially different from any anticipated performance expressed or implied by such forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777